VIA EDGAR and FedEx Overnight

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:      Ms. Kellie Kim

Mr. Isaac Esquivel

Office of Real Estate & Construction

Re:	Bluerock Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Commission File No. 001-41322

Ladies and Gentlemen:

This letter is submitted on behalf of Bluerock Homes Trust, Inc. (the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), Office of Real Estate & Construction, by letter dated July 8, 2025 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 20, 2025 (“Form 10-K”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text. References to rules herein are with respect to the current rules promulgated by the Commission under Regulation S-X of the Securities Act of 1933, as amended.

Form 10-K for the fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

Note 3 - Acquisition of Real Estate, page F-15

1.	We note your acquisition of Avenue at Timberlin Park on July 31, 2024 with an acquisition price of $33.8 million. Please tell us how you determined it was unnecessary to provide audited financial statements and pro forma financial information for this acquisition.

Response:

The Company respectfully advises the Staff that the acquisition of Avenue at Timberlin Park did not constitute a “significant” acquisition of a real estate operation under Rule 1-02(w)(1)(i) as modified by Rule 3-14(b)(2), based on the following calculation, which equals a significance level of 17%.

•	Numerator (cash paid by the issuer) = $11,055,105

•	Denominator (aggregate worldwide market value) = $65,277,270

Rule 3-14 of Regulation S-X requires issuers to present the audited financial statements and pro formas of acquisitions of real estate operations that exceed a “significance” threshold of 20%. In order to determine significance, Rule 1-02(w)(1)(i), as modified by Rule 3-14(b)(2), requires an issuer to compare (a) the investments by the issuer and its subsidiaries in the acquired property and any advances they made to the acquired property (the “Total Investment”) to (b) the average aggregate worldwide market value of the issuer’s voting and non-voting common equity (“WWMV,” and such test as referred to herein, the “Amended Investment Test”). WWMV is calculated using the shares outstanding and daily average price of the issuer’s common stock for the last five trading days of the calendar month ended before the earlier of (i) the issuer’s announcement of the transaction or (ii) the date of the acquisition agreement.

Total Investment

The Total Investment for the property used as the numerator in the calculation above included the cash paid, inclusive of closing costs, in the amount of $11,055,105. As a precedent step to the acquisition closing, a wholly-owned subsidiary of the Company’s operating partnership formed specifically to acquire and hold the property entered into a new mortgage loan in the amount of $23,660,000 (the “Avenue Mortgage”), which was secured solely by the property. In the Total Investment numerator above, the Company did not include the amount of the Avenue Mortgage, which we believe is appropriate to treat as “assumed debt.”

The Company’s exclusion of the Avenue Mortgage from the Total Investment was based on the language of Rule 3-14, related SEC commentary in SEC Release No. 33-10786 regarding treatment of “assumed debt” for purposes of Rule 3-14, and the Staff’s most recent Financial Reporting Manual guidance on the same.

Rule 3-14(b)(2)(ii) specifies that, when WWMV is not available, the issuer’s total assets should be used in its place as the denominator of the Amended Investment Test, and the Total Investment used as the numerator should include any assumed debt secured by the acquired property in this instance. The Staff’s recently-released Financial Reporting Manual clarifies how this is calculated:

2920.5 Investment Test – Numerator - Real Estate Operations – When this test is based on the total assets of the registrant (because the registrant does not have an aggregate worldwide market value), include any assumed debt secured by the real properties in the “investments in” determination for the tested real estate operation. For example, if the registrant paid $100 million in cash and assumed $40 million of debt secured by the acquired properties, the “investments in” the acquired real estate operation for the numerator would be $140 million.

Under Rule 3-14(b)(2), this specification is applicable only to instances when total assets is used in place of WWMV; it is not applicable to instances when WWMV is available. This appears to reflect an intentional distinction by the Commission, indicating that when WWMV is available, the opposite approach should be taken, and the Total Investment should exclude any assumed debt secured by the acquired property.

This conclusion is further supported by SEC Release No. 33-10786, in which the Commission addressed the Amended Investment Test (the “Adopting Release”):

When based on total assets, the final amendments specify, as proposed, that the test should be adapted to compare the registrant’s and its other subsidiaries’ “investments in” the real estate operation, including any debt secured by the real properties that is assumed by the registrant, to the registrant’s total assets as of the end of the most recently completed fiscal year. We believe a modified Investment Test is necessary to appropriately determine significance for acquisitions of real estate operations because it takes into consideration the unique structure of these types of acquisitions, which typically involve assumed debt that is secured by the real properties that offsets the value of the real estate operation being acquired [emphasis added].1

The Commission thus acknowledges in the Adopting Release that assumed debt secured by the acquired property offsets the value of the property, and for this reason, should not be included as part of the Total Investment when that amount is compared to WWMV for purposes of determining the significance of the acquisition under Rule 3-14.2

1 See Adopting Release at p.95.

2 The same conclusion was reached by Deloitte. See Chapter 3 - Real Estate Operations Acquired or to Be Acquired, 3.3 Measuring the Significance of Real Estate Operations” in Deloitte’s Roadmap publication:

While the Commission did not explicitly define “assumed debt,” both existing debt and new mortgage debt on the acquired property serve to offset the value of the specific property acquired in the same manner. There is no substantive distinction between the effect of debt already in place and the effect of new mortgage debt on the value of an acquiring issuer’s investment in the property. A seller could encumber a property with mortgage debt a day before the sale of that property, which would be existing debt, or a new mortgage can be entered into concurrent with the closing – the impact of both is the same. Therefore, all debt secured by an acquired real estate operation at closing – whether existing, or in the form of new mortgage debt – should be excluded from the Total Investment as “assumed debt” for purposes of the Amended Investment Test.

WWMV

As of April 2, 2024 (the date of entry into the purchase and sale agreement for the acquisition of the property), the Company’s WWMV was $65,277,270, based on (i) 3,871,265 shares of the Company’s Class A common stock outstanding, and (ii) a daily average price of the Company’s Class A common stock of $16.86 for the last five trading days of March 2024 (i.e., the calendar month ended before the date of the purchase and sale agreement) on the NYSE American. The Company did not otherwise publicly announce the potential acquisition of the property prior to entering into the purchase and sale agreement.

Conclusion

The Total Investment in the property of $11,055,105, when compared to the Company’s WWMV of $65,277,270, resulted in a significance level of 17% under the Amended Investment Test. Because the property did not exceed a significance level of 20%, the Company determined that it was not required to file (1) a current report on Form 8-K under Item 2.01 to report the acquisition, nor (2) Rule 3-14 financial statements or pro forma financial statements under Item 9.01 of Form 8-K.

***

If you have any questions or comments regarding the foregoing, please contact the undersigned at 646-278-4225 or Sonia Barros with Sidley Austin LLP at 202-736-8387.

Sincerely,

/s/ Jason Emala

Jason Emala
Chief Legal Officer
Bluerock Homes Trust, Inc.

cc: Sonia G. Barros, Sidley Austin LLP

To determine the significance of real estate operations, a registrant only needs to perform the investment test described in Rule 1-02(w)(1)(i) as modified by Rule 3-14(b)(2)(ii). .. . . The registrant applies the modified investment test as follows on the basis of whether it has an AWMV:

•	Registrant has AWMV — The registrant’s investment in the real estate operation is compared with the registrant’s AWMV:

o	Investment in the real estate operation — This amount is determined on the basis of the “consideration transferred,” which is measured in accordance with the applicable accounting standards. The investment should exclude any debt secured by the real properties that is assumed by the registrant [emphasis added]. . . .